Exhibit 4(c)(25)
EMPLOYMENT AGREEMENT
THIS AGREEMENT, dated as of this 21st day of November, 2008, (the “Effective Date”) by and among ELAN PHARMACEUTICALS, INC., a Delaware corporation (the “Employer”), and ELAN CORPORATION, PLC, an Irish public limited company (the “Parent”, together with the Employer, the “Company”) and Dr. Carlos Paya (the “Executive”).
W I T N E S S E T H:
WHEREAS, the Executive is willing to serve as the President of the Parent and the Employer desires to retain the Executive in such capacity on the terms and conditions herein set forth; and

NOW, THEREFORE, in consideration of the promises and the mutual covenants herein contained, the parties hereto hereby agree as follows:
          1. Employment and Duties.
          (a) General. The Company hereby employs the Executive as the President of the Parent, and the Executive agrees upon the terms and conditions herein set forth to continue to be employed by the Employer. In such capacity, the Executive shall report directly to the Chief Executive Officer of the Parent (the “CEO”). The Executive shall perform all of the duties normally accorded to such position, as directed by the Employer or the Parent, or as otherwise requested by the CEO. During the Term, the Executive shall also serve as the senior executive officer of such other subsidiaries of the Parent and the Employer as designated by the CEO or the Board of Directors of Parent (the “Board”) and approved by the boards of directors of such subsidiaries.
          (b) Services. For so long as the Executive is employed by the Employer, the Executive shall perform his duties faithfully and shall devote his full business time, attention and energies to businesses of the Company, and while employed, shall not engage in any other business activity that is in conflict with his duties and obligations to the Company.
          (c) No Other Employment. During the Term, the Executive shall not, directly or indirectly, render services to any other person or organization for which he receives compensation; provided, however, that upon the receipt of the Board’s prior written approval to be granted in its sole discretion, which approval shall not unreasonably be withheld, the Executive may accept an election to the board of directors of one other company without being deemed to have violated Section 1(b) hereof, provided that such activities do not otherwise conflict with his duties and obligations to the Company. No such approval will be required if the Executive seeks to perform services without direct compensation therefore in connection with the management of personal investments or in connection with the performance of charitable and civic activities, provided that such activities do not contravene the provisions of Section 1(b) and Section 5 thereof.

          2. Term and Location of Employment.
          (a) Term. The term of the Executive’s employment under this Agreement (the “Term”) shall commence on November 21, 2008 and shall continue until terminated pursuant to the provisions of Section 4 hereof.
          (b) Location. As of the Effective Date, the Executive’s principal place of business shall be the Company’s offices in San Francisco, California; however, the parties acknowledge that the Executive shall be required to travel extensively in connection with the business of the Company.
          3. Compensation and Other Benefits. Subject to the provisions of this Agreement, the Employer shall pay and provide the following compensation and other benefits to the Executive during the Term as compensation for all services rendered hereunder:
          (a) Salary. The Employer shall pay to the Executive a base salary (the “Salary”) at an initial annual rate of $600,000, payable to the Executive in accordance with the normal payroll practices of the Employer as are in effect from time to time. The amount of the Executive’s Salary shall be reviewed annually by the Employer in the same manner as other senior executives of the Company, beginning in February, 2010.
          (b) Annual Bonus. The Executive shall be eligible to participate in the Company’s annual bonus plan with a target award of 75% of Salary, performance based awards, and merit award plans as determined by the Board (or a committee thereof) based upon a number of factors, including industry competitiveness, Parent’s business strategy, and the degree to which company, individual, and/or team goals are met.
          (c) Initial Option Grant. On December 1, 2008, the Parent shall grant the Executive an option to purchase 300,000 shares of the Parent’s common stock (the “Stock”), with an exercise price equal to the fair market value of the Stock on the date of grant and vesting in four equal annual installments on the first, second, third, and fourth anniversary of the date of grant, and, except as otherwise provided herein, having post-termination exercise periods and vesting provisions following termination of employment that are no less favorable than those provided to other senior executives of the Company (the “Initial Options”).
          (d) Subsequent Equity Grants. Effective January 1, 2010, the Executive shall be considered for additional equity grants during the Term consistent with the Company’s annual equity grant practices. The Board’s Leadership Development and Compensation Committee makes equity awards that reflect the emphasis on differentiation and long-term focus that is an integral part of the Company’s compensation practices and are designed to align Parent with its peers and be consistent with industry best practices; factors that will affect the Executive’s future equity awards include individual, team, group and company performance; and the Company’s business strategy and competitive priorities.

          (e) Expenses. The Employer shall reimburse the Executive for all reasonable out-of-pocket expenses incurred by the Executive in connection with his employment hereunder upon submission of appropriate documentation or receipts in accordance with the policies and procedures of the Employer as in effect from time to time. In addition, the Executive shall be eligible to receive financial planning, and tax support and advice from the provider of his choice, at a reasonable and customary annual cost.
          (f) Pension, Welfare and Fringe Benefits, etc. During the Term, the Executive shall be eligible to participate in the pension, medical, disability and life insurance and other plans and programs applicable to senior executives of the Employer generally in accordance with the terms of such plans and programs as in effect from time to time. The foregoing shall not be construed to limit the ability of the Company, the Employer or any of its affiliates to amend, modify or terminate any such benefit plans, policies or programs at any time and from time to time.
(h) Sign-on Payments. On or about February 27, 2009 (consistent with timing of the Employer’s payment of annual bonuses), the Employer shall pay the Executive $650,000, subject to typical income and employment tax withholdings. If the Executive executes this Agreement on or prior to November 19, 2008, the Employer shall pay the Executive an additional $150,000, subject to typical income and employment tax withholdings, on or about November 26, 2008; provided, however, that the Executive shall repay this amount to the Employer within 10 days of any voluntary termination of employment or involuntary termination for “Cause” (as defined below) on or prior to November 20, 2009.
(i) Relocation. The Executive agrees to relocate his family to the San Francisco, California area on or before September 1, 2009. In light of that relocation, the Executive shall be entitled to the relocation program outlined on Exhibit A hereto.
          4. Termination of Employment. Subject to the notice and other provisions of this Section 4, the Employer shall have the right to terminate the Executive’s employment hereunder, and the Executive shall have the right to resign, at any time for any reason or for no stated reason.
          (a) Termination for Cause; Resignation Without Good Reason.
               (i) If the Executive’s employment is terminated by the Employer for “Cause” (as defined below) or if the Executive resigns from his employment hereunder other than for “Good Reason” (as defined below), the Executive shall be entitled to the following amounts: (A) payment of his Salary accrued up to and including the date of termination or resignation, (B) payment in lieu of any accrued but unused vacation time, and (C) payment of any unreimbursed expenses (collectively, the “Accrued Obligations”). Except to the extent required by the terms of the programs described in Section 3(f) or applicable law, the Executive shall have no further right under this Agreement or otherwise to receive any other compensation or to participate in any other plan, program or arrangement after such termination or resignation of employment.
               (ii) “Cause” means that the Executive has (A) committed any act of willful misconduct, including fraud, in connection with his employment by the Company; (B) materially breached any provision of the Agreement; (C) failed, refused or neglected, other than by reason of a Disability (as defined below), to timely perform any material duty or obligation under the Agreement or to comply with any lawful directive of the Board; (D) been formally indicted for a crime involving moral turpitude, dishonesty, fraud or unethical business conduct; or (E) been determined by a governmental body or other appropriate authority to have violated any material law or regulation that is applicable to the Company’s businesses. Upon a cure of the acts set forth in subsections (B) and (C) by the Executive within the 20 business day cure period to the reasonable satisfaction of the Board, such event shall no longer constitute Cause for purposes of this Agreement.
               (iii) “Good Reason” means (A) a breach by the Company of a material obligation under the Agreement, including, without limitation, a material diminution in the Executive’s title, duties, responsibilities or authority, (B) a material reduction in the Executive’s annual cash compensation (other than by reason of the failure to achieve financial or other goals assigned by the Board) and other than in connection with a general reduction in the compensation of executives of the Company generally, or (C) the requirement that the Executive move his principal place of business by more than 30 miles from that previously the case without his consent. The Executive must give the Employer written notice within 90 days of the event that would give rise to “Good Reason” and provide the Company with 30 days to cure. Upon a cure of the act so brought to the Company’s attention such event shall no longer constitute Good Reason for purposes of this Agreement.
               (iv) Termination of the Executive’s employment for Cause shall be communicated by delivery to the Executive of a written notice from the Employer stating that the Executive will be terminated for Cause, specifying the particulars thereof and the effective date of such termination. The date of a resignation by the Executive shall be the date specified in a written notice of resignation from the Executive to the Employer; provided, however, that the Executive shall provide at least 30 days’ advance written notice of resignation.
          (b) Involuntary Termination.
               (i) If the Employer terminates the Executive’s employment for any reason other than Disability or Cause or the Executive resigns from his employment hereunder for Good Reason (such a resignation or termination being hereinafter referred to as an “Involuntary Termination”), the Executive shall be entitled to payment of the Accrued Obligations. In addition, in the event of the Executive’s Involuntary Termination and execution and non-revocation of a release of all claims against in the Company in the form then customarily prescribed by the Company, the Executive shall be entitled to the following benefits:

          (A) a lump sum equal to 36 weeks of Salary plus two additional weeks of Salary for each year of service, limited to a maximum period of 78 weeks of Salary (the length of such period call the “Severance Period”);
          (B) all of the outstanding Initial Options granted to the Executive, and any subsequent awards of options, shall immediately accelerate and remain outstanding for two years following the Involuntary Termination or, if shorter, the balance of the original term;
(C) for the length of the Severance Period or until the Executive obtains other employment, if sooner, the Executive shall continue to be eligible to participate in the Company’s health plan (or successor thereto, but excluding participation in any long-term disability plan) for himself and, if then applicable, his eligible dependents, as the same may be changed from time to time for employees of the Employer generally, as if the Executive had continued in employment during the Severance Period but paying the full (employer and employee share) cost of the coverage. Such payments shall be made within the time period that employees are required to pay to the Employer for similar coverage. The Executive’s failure to pay the applicable costs shall result in the cessation of the applicable coverage. The COBRA continuation coverage period under section 4980B of the Internal Revenue Code of 1986, as amended (the “Code”) shall run concurrently. During the Severance Period, the Company shall pay the Participant a monthly payment, on the first payroll date of each month, equal to the COBRA cost of continued health and dental coverage under health plan, as determined pursuant to section 4980B of the Code, less the amount that the Executive would be required to contribute for health coverage if an active employee. These payments will commence on the Company’s first payroll date after the Termination Date and will continue until the end of the Severance Period or the earlier date of the cessation of coverage as provided above. The Company shall also pay the Executive an additional amount which, after reduction for applicable income and employment taxes owed with respect to such additional amount, equals the income and employment taxes payable with respect to the monthly amount described herein.
               (ii) Payment of the amounts described in subsection (i) above shall be made as soon as administratively practicable following the 30 days after the Executive’s Involuntary Termination provided that no amounts shall be paid or due hereunder unless the Executive has executed and not revoked the release described above. In the event of the Executive’s death subsequent to his Involuntary Termination, but before the payments or commencement of benefits, payments and benefits shall be paid to the Executive’s Beneficiary (as hereinafter defined) as soon as administratively practicable.
          (c) Involuntary Termination in Connection with Certain Changes in Control.

               (i) If (A) the Parent undergoes a “Change in Control” (as defined below), (B) the Executive’s employment is thereafter terminated within 12 months of the Change in Control under circumstances that would constitute an Involuntary Termination and (C) the Executive executes, and does not revoke, a release of all claims against in the Company in the form then customarily prescribed by the Company, the Executive shall be entitled to the following benefits in lieu of any benefits under Subsection (b) above:
          (I) the Accrued Obligations;
(II) a lump sum equal to three times the sum of the Executive’s Salary and the annual bonus for the most recent completed year of service, determined as of the Executive’s termination date;
          (III) all of the outstanding Initial Options granted to the Executive shall immediately accelerate and remain outstanding for two years following the Involuntary Termination or, if shorter, the balance of the original term (subject to cash out if the agreement pursuant to which the Change in Control is consummated so provides);
          (IV) the benefits and reimbursements provided under (b)(i)(C) above for a period of three years following the Executive’s Involuntary Termination or until the Executive obtains other employment.
               (ii) “Change in Control” means (A) the consummation of a merger or consolidation of the Parent with or into another entity or any other corporate reorganization (including without limitation, the acquisition by any person of a majority of the voting shares in the Parent), if more than 50% of the combined voting power of the continuing or surviving entity’s issued shares or securities outstanding immediately after such merger, consolidation or other reorganization is held by persons who were not shareholders of the Parent immediately prior to such merger, consolidation or other reorganization; (B) the sale, transfer or other disposition of all or substantially all of the Parent’s assets; (C) individuals who on the date of this Agreement constitute the Board (the “Incumbent Directors”) cease for any reason, including, without limitation, as a result of a tender offer, proxy contest, merger or similar transaction, to constitute at least a majority of the Board, provided, however, that any individuals who becomes a director of the Company subsequent to the date of this Agreement shall be considered an Incumbent Director if such person’s election or nomination for election was approved by a vote of at least a majority of the Incumbent Directors; but, provided further that any such person whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of members of the Board or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board, including by reason of agreement intended to avoid or settle any such actual or threatened contest or solicitation, shall not be considered an Incumbent Director; or (D) any transaction as a result of which any person becomes the “beneficial owner” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), directly or indirectly, of securities of the Parent representing at least 50% of the total voting power represented by the Parent’s then outstanding voting securities (e.g., issued shares). The term “person” shall have the same meaning as when used in sections 13(d) and 14(d) of the Exchange Act but shall exclude (i) a trustee or other fiduciary holding securities under an employee benefit plan of the Parent or of any subsidiary of the Parent and (ii) a company owned directly or indirectly by the shareholders of the Parent in substantially the same proportions as their ownership of the ordinary shares of the Parent.
               (iii) Payment of the amounts described in subsection (i) above shall be made [begin] as soon as administratively practicable following the 30 days after the Executive’s Involuntary Termination provided that no amounts shall be paid or due hereunder unless the Executive has executed and not revoked the release described above. In the event of the Executive’s death subsequent to his Involuntary Termination, but before the payments or commencement of benefits, payments and benefits shall be paid to the Executive’s Beneficiary (as hereinafter defined) as soon as administratively practicable.
          (d) Termination Due to Disability. In the event of the Executive’s Disability, the Employer shall be entitled to terminate his employment. In the case that the Employer terminates the Executive’s employment due to Disability, the Executive shall be entitled to payment of (i) the Accrued Obligations, and (ii) any disability benefits that are provided under the terms of any plan, program or arrangement referred to in Section 3(f) applicable to the Executive at the time of his Disability. “Disability” shall mean a physical or mental impairment that substantially prevents him from performing his duties hereunder and that has continued for either (i) 180 consecutive days or (ii) any 180 days within a consecutive 360 day period. Any dispute as to whether or not the Executive is disabled within the meaning of the preceding sentence shall be resolved by a physician reasonably satisfactory to the Executive and the Employer, and the determination of such physician shall be final and binding upon both the Executive and the Employer.
          (e) Death. Except as provided in Sections 4(b)(ii), 4(c)(iii) and this Section 4(e), no Salary or benefits shall be payable under this Agreement following the date of the Executive’s death. In the event of the Executive’s death, the Accrued Obligations shall be paid to the Executive’s Beneficiary within 30 days of such termination. The Executive’s Beneficiary shall also be entitled to any death benefits that are provided under the terms of any plan, program or arrangement referred to in Section 3(f) applicable to the Executive at the time of death.
          (f) Beneficiary. For purposes of this Agreement, “Beneficiary” shall mean the person or persons designated in writing by the Executive to receive benefits under a plan, program, arrangement or this Agreement, if any, in the event of the Executive’s death, or, if no such person or persons are designated by the Executive, the Executive’s estate. No Beneficiary designation shall be effective unless it is in writing and received by the Employer prior to the date of the Executive’s death.

          5. Protection of the Employer’s Interests.
          (a) No Interference. For so long as the Executive is employed by the Employer and for one year following his termination of employment for any reason (such period being referred to hereinafter as the “Restricted Period”), the Executive shall not, either himself or through any agent, whether for his own account or for the account of any other individual, partnership, firm, corporation or other business organization (other than the Company or its affiliates), intentionally solicit, endeavor to entice away from the Company, or otherwise interfere with the relationship of the Company with, any individual who is employed by or otherwise engaged to perform services for the Company (other than those individuals who are personally recruited by the Executive) or any person or entity who is, or was within the then most recent twelve-month period, a customer or client of the Company or its affiliates.
          (b) Secrecy. As a condition of his employment, the Executive shall be required to execute the Company’s standard proprietary inventions and confidentiality agreement. In addition, the Executive recognizes that the services to be performed by him hereunder are special, unique and extraordinary in that, by reason of his employment hereunder, he may acquire confidential information and trade secrets concerning the operation of the Company or its affiliates or subsidiaries, the use or disclosure of which could cause the Company or its affiliates or subsidiaries substantial losses and damages which could not be readily calculated and for which no remedy at law would be adequate. Accordingly, the Executive covenants and agrees that he will not at any time, except in performance of his obligations hereunder or with the prior written consent of the Board, directly or indirectly disclose to any person any secret or confidential information that he may learn or has learned by reason of his association with the Company, or any of its predecessors, subsidiaries and affiliates. The term “confidential information” means any information not previously disclosed or otherwise available to the public or to the trade with respect to the Company’s, or any of its predecessors’, affiliates’ or subsidiaries’, products, facilities and methods, trade secrets and other intellectual property, systems, procedures, manuals, confidential reports, product price lists, customer lists, financial information, business plans, prospects or opportunities.
          (c) Exclusive Property. The Executive confirms that all confidential information is and shall remain the exclusive property of the Company, its affiliates and subsidiaries. All business records, papers and documents kept or made by the Executive relating to the business of the Company, its predecessors, affiliates and subsidiaries shall be and remain the property of the Company. Upon the termination of his employment with the Company or upon the request of the Company at any time, the Executive shall promptly deliver to the Company, and shall not without the consent of the Board retain copies of, any written materials not made available to the public, or records and documents made by the Executive or coming into his possession concerning the business or affairs of the Company or any of its affiliates or subsidiaries.
          (d) Injunctive Relief. Without intending to limit the remedies available to the Company, the Executive acknowledges that a breach of any of the covenants contained in this

          Section 5 may result in material irreparable injury to the Company or its affiliates or subsidiaries for which there is no adequate remedy at law, that it will not be possible to measure damages for such injuries precisely and that, in the event of such a breach or threat thereof, the Company, its affiliates or subsidiaries, shall be entitled to obtain a temporary restraining order and/or a preliminary or permanent injunction restraining the Executive from engaging in activities prohibited by this Section 5 or such other relief as may be required to specifically enforce any of the covenants in this Section 5.
          6. Indemnification. The Company agrees that (i) if the Executive is made a party, or is threatened to be made a party, to any threatened or actual claim, action, suit or proceeding, whether civil, criminal, administrative, investigative, appellate or other (each, a “Proceeding”), including an action by or in the right of the Company, by reason of the fact that he is or was a director, officer, employee, agent, manager, or representative of the Company or is or was serving at the request of the Company as a director, officer, member, employee, agent, manager, or representative of any subsidiary or affiliate of the Company, or of another corporation, partnership, joint venture, trust or other enterprise, or (ii) if any claim, demand, request, investigation, dispute, controversy, threat, discovery request or request for testimony or information (each, a “Claim”) is made, or threatened to be made, that arises out of or relates to the Executive’s service in any of the foregoing capacities, then the Executive shall be indemnified and held harmless by the Company to the fullest extent legally permitted or authorized by the Company’s certificate of incorporation, by-laws, Board resolutions or, if greater, by applicable law, against any and all costs, expenses, liabilities and losses (including, without limitation, attorney’s fees, judgments, interest, expenses of investigation, penalties, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) incurred or suffered by the Executive in connection therewith, and such indemnification shall continue as to the Executive even if he has ceased to be a director, officer, member, employee, agent, manager, or representative of the Company and shall inure to the benefit of the Executive’s heirs, executors and administrators. Except to the extent prohibited by applicable law, the Company shall advance to the Executive all costs and expenses incurred by him in connection with any such Proceeding or Claim within 15 days after receiving written notice requesting such an advance. Such notice shall include, to the extent required by applicable law, an undertaking by the Executive to repay the amount advanced if he is ultimately determined not to be entitled to indemnification against such costs and expenses. The Company agrees to maintain director’s and officer’s liability insurance covering the Executive for services rendered to the Company and its subsidiaries and, if reasonably available, its affiliates covering the Executive for his services as a director officer, member, employee, agent, manager or representative of the Company or any of its subsidiaries and affiliates, if applicable.
          7. No Mitigation or Offset. The Executive shall not be required to mitigate the amount of any payment provided for herein by seeking other employment or otherwise, and any such payment will not be reduced in the event such other employment is obtained.
          8. Attorneys’ Fees and Costs. In the event that any action or other proceeding is instituted to enforce any right or obligation under this Agreement, the prevailing party shall be entitled to receive, in addition to any other relief granted, the costs of enforcement of this Agreement, including reasonable attorneys’ fees and court costs; provided, however, that following a Change in Control, the Company shall pay the Executive’s reasonable attorneys’ fees and court costs if it is determined that the Executive brought an action in good faith and with a bona fide position without regard to whether the Executive prevails.
          9. General Provisions.
(a) No Other Severance Benefits. Except as specifically set forth in this Agreement, the Executive covenants and agrees that he shall not be entitled to any other form of severance benefits from the Employer, including, without limitation, benefits otherwise payable under any of the Employer’s regular severance plans or policies, in the event his employment ends for any reason and, except with respect to obligations of the Employer expressly provided for herein, the Executive unconditionally releases the Employer and its subsidiaries and affiliates, and their respective directors, officers, employees and stockholders, or any of them, from any and all claims, liabilities or obligations under any severance or termination arrangements of the Employer or any of its subsidiaries or affiliates.

(b ) Tax Withholding. All amounts paid to Employee hereunder shall be subject to all applicable federal, state and local wage withholding.

(c) Notices. Any notice hereunder by either party to the other shall be given in writing by personal delivery, or certified mail, return receipt requested, or (if to the Employer) by telex or facsimile, in any case delivered to the applicable address set forth below:
To the Employer: ELAN PHARMACEUTICALS, INC.
875 Third Avenue
3rd Floor
New York, NY 10022
Attn: Kathleen Martorano

With a copy to:
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA
Attn: Robert J. Lichtenstein, Esq.

To the Executive: Dr. Carlos Paya
Indianapolis, IN 46234

or to such other persons or other addresses as either party may specify to the other in writing.

(d) Representation by the Executive. The Executive represents and warrants that his entering into this Agreement does not, and that his performance under this Agreement will not, violate the provisions of any agreement or instrument to which the Executive is a party or any decree, judgment or order to which the Executive is subject, and that this Agreement constitutes a valid and binding obligation of the Executive in accordance with its terms. Breach of this representation will render all of the Employer’s obligations under this Agreement void ab initio.
(e) Assignment; Assumption of Agreement. No right, benefit or interest hereunder shall be subject to assignment, encumbrance, charge, pledge, hypothecation or setoff by the Executive in respect of any claim, debt, obligation or similar process. The Employer will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Employer to assume expressly and to agree to perform this Agreement in the same manner and to the same extent that the Employer would be required to perform it if no such succession had taken place.
(f) Amendment. No provision of this Agreement may be amended, modified, waived or discharged unless such amendment, modification, waiver or discharge is agreed to in writing and signed by the parties. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.
(g) Severability. If any term or provision hereof is determined to be invalid or unenforceable in a final court or arbitration proceeding, (i) the remaining terms and provisions hereof shall be unimpaired and (ii) the invalid or unenforceable term or provision shall be deemed replaced by a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.
(h) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York (determined without regard to the choice of law provisions thereof), and the parties consent to jurisdiction in the United States District Court for the Southern District of New York.
(i) Entire Agreement. This Agreement contains the entire agreement of the Executive, the Employer and any predecessors or affiliates thereof with respect to the subject matter hereof and all prior agreements and term sheets are superseded hereby except as expressly provided herein. Notwithstanding the foregoing, this Agreement shall not supersede or effect any of the stock option grants to the Executive made prior to the date hereof.
(j) Counterparts. This Agreement may be executed by the parties hereto in counterparts, each of which shall be deemed an original, but both such counterparts shall together constitute one and the same document.

(k) Code Section 409A.
(i) Interpretation. Notwithstanding the other provisions hereof, this Agreement is intended to comply with the requirements of Section 409A of the Code, to the extent applicable, and this Agreement shall be interpreted to avoid any penalty sanctions under Section 409A of the Code. Accordingly, all provisions herein, or incorporated by reference, shall be construed and interpreted to comply with Section 409A of the Code and, if necessary, any such provision shall be deemed amended to comply with Section 409A of the Code and regulations thereunder. If any payment or benefit cannot be provided or made at the time specified herein without incurring sanctions under Section 409A of the Code, then such benefit or payment shall be provided in full at the earliest time thereafter when such sanctions will not be imposed. All payments to be made upon a termination of employment under this Agreement may only be made upon a “separation from service” under Section 409A of the Code. For purposes of Section 409A of the Code, each payment made under this Agreement shall be treated as a separate payment and all installment payments shall be treated as a separate payment. In no event may the Executive, directly or indirectly, designate the calendar year of payment.
(ii) Payment Delay. To the maximum extent permitted under Section 409A of the Code, the cash severance payments payable under this Agreement are intended to comply with the “short-term deferral exception” under Treas. Reg. §1.409A-1(b)(4), and any remaining amount is intended to comply with the “separation pay exception” under Treas. Reg. §1.409A-1(b)(9)(iii); provided, however, any amount payable to the Executive during the six-month period following the Executive’s termination date that does not qualify within either of the foregoing exceptions and is deemed as deferred compensation subject to the requirements of Section 409A of the Code, then such amount shall hereinafter be referred to as the “Excess Amount.” If at the time of the Executive’s termination of employment, the Employer’s (or any entity required to be aggregated with the Employer under Section 409A of the Code) stock is publicly-traded on an established securities market or otherwise and the Executive is a “specified employee” (as defined in Section 409A of the Code and determined in the sole discretion of the Employer (or any successor thereto) in accordance with the Employer’s (or any successor thereto) “specified employee” determination policy), then the Employer shall postpone the commencement of the payment of the portion of the Excess Amount that is payable within the six-month period following the Executive’s termination date with the Employer (or any successor thereto). The delayed Excess Amount shall be paid in a lump sum to the Executive within 10 days following the date that is six months following the Executive’s termination date with the Employer (or any successor thereto). If the Executive dies during such six-month period and prior to the payment of the portion of the Excess Amount that is required to be delayed on account of Section 409A of the Code, such Excess Amount shall be paid to the personal representative of the Executive’s estate within sixty (60) days after the Executive’s death.
(iii) Reimbursements. All reimbursements provided under this Agreement shall be made or provided in accordance with the requirements of Section 409A of the Code, including, where applicable, the requirement that (A) any reimbursement is for expenses incurred during the Executive’s lifetime (or during a shorter period of time specified in this Agreement), (B) the amount of expenses eligible for reimbursement during a calendar year may not affect the expenses eligible for reimbursement in any other calendar year, (C) the reimbursement of an eligible expense will be made on or before the last day of the taxable year following the year in which the expense is incurred, and (D) the right to reimbursement is not subject to liquidation or exchange for another benefit. Any tax gross up payments to be made hereunder shall be made not later than the end of the Executive’s taxable year next following the Executive’s taxable year in which the related taxes are remitted to the taxing authority.
IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the day and year first written above.
ELAN PHARMACEUTICALS, INC.

By: /s/ Kathleen Martorano
Name: Kathleen Martorano
Title: Executive Vice President
               Strategic Human Resources
ELAN CORPORATION PLC

By: /s/ Liam Daniel
Name: Liam Daniel
Title: EVP & Company Secretary
EXECUTIVE

/s/ Carlos Paya
Dr. Carlos Paya

EXHIBIT A
As of the effective date, the Executive’s principal place of business will be Elan’s offices in South San Francisco, CA. The Executive’s family will not fully relocate to the greater San Francisco area until summer 2009; before this period, the Employer will provide the Executive with access to commercial flights and/or Company aircraft to travel to business locations from Indianapolis, IN; the Company will also provide temporary housing for the Executive in the greater San Francisco area; a highlight of the relocation benefits offered includes:
Prior to Summer 2009
•  Temporary housing for the Executive, with the size and style also suitable to accommodate the Executive’s wife and children on visits
•  Business travel from Indianapolis, IN, as required to perform job duties (commercial and/or Company aircraft)
Summer 2009
•  Incidental allowance, equal to two months salary, grossed up for taxes; to be used for relocation expenses not specifically reimbursed by the relocation plan (e.g., new furniture, utilities set-up)
•  Realtor and home sale in Indianapolis, IN; Elan will pay for standard seller’s closing costs and normal and customary real estate commission
•  Home sale loss protection capped at a maximum of $50,000, unless the Chief Executive Officer approves a higher amount in his discretion
•  Two home finding trips, used for the Executive and the family to visit the greater San Francisco area to look at housing/schools
•  Realtor and home purchase/rental in greater San Francisco area
•  You are eligible for reimbursement of usual and customary closing costs associated with the purchase of a home in the greater San Francisco area; the Executive must purchase the new home within 12 months from the date the Executive and the Executive’s family fully relocate to the greater San Francisco area
•  Mortgage subsidy program, which will provide the Executive assistance in paying the Executive’s mortgage on a new home in the greater San Francisco area; specific amount to be determined and will be based on property size, home-loan value, area and other factors. If the Executive and family decide to rent long-term, in the San Francisco area, a portion of this benefit will be used to subsidize the Executive’s rent and specific amount will be based on the factors outlined in the last sentence
•  Household goods shipment and final move travel
•  Temporary storage and spousal career assistance, as needed
Summer 2010
•  The relocation model assumes that the Executive’s home in Indianapolis, IN is sold prior to summer 2009 when the family’s move to the San Francisco area is complete. As previously discussed, the Company acknowledges the potential that the Executive’s home may not sell prior to this time; in this instance, the Company will pay for the Executive’s rent in the San Francisco area, in full, through summer 2010 or until the home in Indianapolis, IN is sold, whichever is sooner. Once the home is sold, the above discussed mortgage/rent subsidy program will begin
Note: More details to be provided by Elan and Primacy, our relocation partner